SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2011

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant’s name into English)

120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form   40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Summary of 2011 3Q Business Report

On November 29, 2011, Shinhan Financial Group (“SFG”) filed its 2011 3Q Business Report (the “Business Report”) with the Financial Supervisory Service of the Republic of Korea (“Korea”) pursuant to the Financial Investment Services and Capital Market Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.

The financial information in this report has been prepared in accordance with International Financial Reporting Standards.

Table of Contents

1. Introduction of the Group

2. Business Results

3. Independent Auditor

4. Directors, Executive Officers and Employees

5. Major Shareholder and Market Price Information of Our Common Shares and ADRs

6. Related Party Transactions

Exhibit 99-1

Independent Accountant’s Review Report (Separate Financial Statements) of Shinhan Financial Group as of September 30, 2011

Exhibit 99-2

Independent Accountant’s Review Report (Consolidated Financial Statements) of Shinhan Financial Group as of September 30, 2011

1. Introduction of the Group

Company History in 2009 through 2011

•	January 2009: Shinhan BNP Paribas Asset Management launched through the merger of Shinhan BNP Paribas ITMC and SH Asset Management

•	June 2009 : SH&C separated from SFG after SFG consummated share transfers of SH&C

•	Sep. 2009 : SBJ became an indirect subsidiary of SFG

•	Oct. 2009 : Shinhan Vietnam Bank became an indirect subsidiary of SFG

•	Nov. 2009 : Liquidated Shinhan Finance Ltd. , an indirect subsidiary of SFG

•	Dec. 2009 : Shinhan Capital Petra PEF became an indirect subsidiary of SFG

•	Jan. 2010 : Shinhan Data System became a subsidiary of SFG

•	June 2010 : CHB Valuemeet 2001 First SPC was disaffiliated from SFG

•	June 2010 : CHB Valuemeet 2001 Second SPC and CHB Valuemeet 2002 First SPC were disaffiliated from SFG

•	Aug. 2010 : Shinhan Macquarie Financial Advisory was disaffiliated from SFG

•	Oct. 2010 : Shinhan Maritime Private Equity Fund I became a subsidiary of SFG

•	Dec. 2010 : KOFC Shinhan Frontier Champ 2010-4 PEF Investment Corp. became an indirect subsidiary of SFG

•	Feb. 2011 : Shinhan BNP Paribas Asset Management (Hong Kong) Limited became an indirect subsidiary of SFG

Principal Subsidiaries under Korean Law (as of September 30, 2011)

Direct Subsidiaries

Subsidiaries	Ownership by SFG
Shinhan Bank	100.0%
Shinhan Card	100.0%
Shinhan Investment Corp.	100.0%
Shinhan Life Insurance	100.0%
Shinhan Capital	100.0%
Jeju Bank 1)	68.9%
Shinhan BNP Paribas Asset Management	65.0%
Shinhan Data System	100.0%
Shinhan Credit Information	100.0%
Shinhan Private Equity 2)	100.0%
SHC Management	100.0%

1)	Jeju Bank is currently listed on the Korea Exchange.
2)	On November 2, 2011, ‘Shinhan Private Equity’ was renamed as ‘Shinhan Private Equity Investment Management’ after gaining a non-discretionary investment advisory license.

Indirect subsidiaries held through direct subsidiaries (as of September 30, 2011)

Direct Subsidiaries	Indirect Subsidiaries	Ownership by the Parent
	Shinhan Asia Limited	100.0%
	Shinhan Bank America	100.0%
	Shinhan Bank Europe	100.0%
	Shinhan Vina Bank 2)	50.0%
	Shinhan Khmer Bank Limited	90.0%
Shinhan Bank	Shinhan Bank Kazakhstan	100.0%
	Shinhan Bank China Limited	100.0%
	Shinhan AITAS	89.6%
	Shinhan Bank Canada	100.0%
	Shinhan Bank Japan	100.0%
	Shinhan Vietnam Bank 2)	100.0%

Shinhan Card	Shinhan-KT Mobile Card	50.0%

	Shinhan Investment Corporation Europe Ltd.	100.0%
	Shinhan Investment Corporation USA Inc.	100.0%
Shinhan Investment Corp.	Shinhan Investment Corporation Asia Ltd.	100.0%
	Shinhan Maritime Private Equity Fund I	7.1%
	KOFC Shinhan Frontier Champ 2010-4 PEF Investment Corp 3)	8.5%

Shinhan Capital	PETRA PEF	23.8%

Shinhan BNP Paribas Asset Management	Shinhan BNP Paribas Asset Management (Hong Kong) Limited	100.0%

Shinhan Private Equity 1)	Shinhan NPS Private Equity Fund 1st	5.0	% 4)
	Shinhan Private Equity Fund II	2.2	% 5)

1)	On November 2, 2011, ‘Shinhan Private Equity’ was renamed as ‘Shinhan Private Equity Investment Management’ after gaining a non-discretionary investment advisory license.
2)	On November 28, 2011, after acquiring the remaining 50% stake of Shinhan Vina Bank, Shinhan Bank merged its two subsidiaries operating in Vietnam, namely Shinhan Vina Bank and Shinhan Vietnam Bank, and renamed the integrated entity as ‘Shinhan Bank Vietnam.’
3)	Shinhan Capital currently owns 6.5% of KOFC Shinhan Frontier Champ 2010-4 PEF Investment Corp.
4)	Shinhan Financial Group and its subsidiaries currently own 36.7% of Shinhan NPS Private Equity Fund 1st.
5)	Shinhan Financial Group and its subsidiaries currently own 32.6% of Shinhan Private Equity Fund II.

Number of Shares (as of September 30, 2011)

Types of Shares	Number of Shares
Common Shares	474,199,587
Redeemable Preferred Shares	40,090,000
Redeemable Convertible Preferred Shares	14,721,000

Total	529,010,587

2. Business Results

Operation Results

	(KRW billion)

	2011 (Jan. 1 ~ Sep. 30)	2010 (Jan. 1 ~ Sep. 30)
Operating income	3,499.2	2,864.2
Equity in income(loss) of associates	32.9	8.2
Earnings before income tax	3,532.1	2,872.4
Income taxes	810.3	640.9

Consolidated net income	2,721.8	2,231.6
Net income in majority interest	2,593.3	2,099.2
Net income in minority interest	128.5	132.4

•	Some of the totals may not sum due to rounding

Source and Use of Funds

(In KRW billion, %)		2011				2010
		Jan. 1 ~ Sep. 30				Jan. 1 ~ Sep. 30
		Average Balance	Proportions (%)	Interest Paid	Interest Rate (%)	Average Balance	Proportions (%)	Interest Paid	Interest Rate (%)
Source	Deposits	154,493	61.11	3,050	2.63	149,663	62.17	2,959	2.64
	Borrowings	13,865	5.48	323	3.11	12,244	5.09	320	3.49
	Debentures	40,087	15.86	1,462	4.86	40,374	16.77	1,492	4.93
	Other Liabilities	44,377	17.55	—	—	38,453	15.97	—	—

	Total Liabilities	252,822	100.00	—	—	240,733	100.00	—	—

	Stockholder’s Equity	28,516	—	—	—	25,542	—	—	—

Use	Currency & Due from Banks	14,227	5.06	203	1.91	15,078	5.66	124	1.09
	Loans	185,395	65.90	8,339	6.00	172,820	64.90	7,869	6.07
	Loan in KRW	141,804	50.40	6,112	5.75	134,910	50.67	5,703	5.64
	Loan in Foreign Currency	9,337	3.32	277	3.96	8,881	3.34	284	4.26
	Credit Card Accounts	17,705	6.29	1,405	10.58	15,936	5.98	1,321	11.05
	Others	16,548	5.88	545	4.39	13,093	4.92	562	5.72
	HTM Assets	12,411	4.41	487	5.24	12,992	4.88	523	5.37
	Other Assets	69,306	24.63	—	—	65,386	24.56	—	—

	Total Assets	281,339	100.00	—	—	266,275	100.00	—	—

1)	The “Average Balance” is the arithmetic mean of the ending balance of each quarter.

Other Financial Information

Financial information for September 30, 2011 contained in this section are provisional figures.

Group BIS Ratio

		(KRW billion	)

	Sep. 30, 2011	Dec. 31, 2010
Aggregate Amount of Equity Capital (A)	26,022.3	23.369.7
Risk-Weighted Assets (B)	194,622.9	188,785.7
BIS Ratio (A/B) 1)	13.37%	12.38%

1)	In accordance with the amendments to the Financial Holding Company Guidelines of the Financial Service Commission (“FSC”), the Group BIS Ratio under BASEL I is used as an index for measuring capital adequacy.
2)	BIS ratio for Dec. 31, 2010 based on Korean GAAP is 12.77%

Won Liquidity Ratio

		(KRW billion)

	Sep. 30, 2011	Dec. 31, 2010
Won Assets due within 1 month (A)	3,615.4	972.6
Won Liabilities due within 1 month (B)	58.4	246.0
Won Liquidity Ratio (A/B)	6,195.03%	395.31%

Liabilities to Equity Ratio

		(KRW billion	)

	Sep. 30, 2011	Dec. 31, 2010
Liabilities (A)	6,655.9	6,907.6
Equity (B)	20,806.1	20,753.0
Liabilities to Equity Ratio (A/B)	31.99%	33.29%

Capital Adequacy Ratio and Other Ratios of Major Subsidiaries

(1) BIS Capital Adequacy Ratio (%)

	Sep. 30, 2011	Dec. 31, 2010
Shinhan Bank	15.62	15.47
Jeju Bank	13.12	13.40

1)	The BIS Capital Adequacy Ratio is computed in accordance with the guidelines issued by the FSC for commercial banks. Under these guidelines, commercial banks are required to maintain a minimum capital adequacy ratio of 8%.
2)	Basel II FIRB Approach was applied in calculating Shinhan Bank’s BIS Capital Adequacy Ratios and Basel II TSA Approach was applied in calculating Jeju Bank’s BIS Capital Adequacy Ratios.
3)	Shinhan Bank’s BIS ratio for Dec. 31, 2010 based on K GAAP is 15.93%

(2) Adjusted Equity Capital Ratio (%)

	Sep. 30, 2011	Dec. 31, 2010
Shinhan Card	24.37	25.18
Shinhan Capital	14.24	14.23

1)	The Adjusted Equity Capital Ratio represents the ratio of total adjusted shareholder’s equity to total adjusted assets and is computed in accordance with the guidelines issued by FSC. Under these guidelines, Shinhan Card and Shinhan Capital are required to maintain a minimum adjusted equity capital ratio of 8%.

(3) Net Capital Ratio (%)

	Sep. 30, 2011	Dec. 31, 2010
Shinhan Investment Corp.	667.97	658.31
Shinhan BNP Paribas Asset Management	636.69	708.31

*	Net Capital Ratio is computed in accordance with the guidelines issued by the FSC. Under these guidelines, Shinhan Investment Corporation & Shinhan BNP Paribas Asset Management are required to maintain a minimum net capital ratio of 100%.

(4) Solvency Margin Ratio (%)

	Sep. 30, 2011	Dec. 31, 2010
Shinhan Life Insurance	304.13	397.93

*	Under the guidelines issued by the FSC, Shinhan Life Insurance is required to maintain a minimum solvency margin ratio of 100%.

(6) Liability to Equity Ratio (%)

	Sep. 30, 2011	Dec. 31, 2010
Shinhan Private Equity Investment Management	316.8	391.5

Non- Performing Loans of Certain Subsidiaries 1)

(1) Non- Performing Loans

			(KRW billion)

	Sep. 30, 2011		Dec. 31, 2010
	Balance of NPL	NPL to total Loans (%)	Balance of NPL	NPL to total Loans (%)
Shinhan Bank 1)	1,576.4	0.96	1,410.0	0.91
Jeju Bank1)	35.9	1.58	28.5	1.28
Shinhan Card 2)	338.7	1.62	325.9	1.60
Shinhan Investment 2)	134.4	8.26	186.9	16.32
Shinhan Life Insurance	6.4	0.21	6.0	0.21
Shinhan Capital	85.4	2.79	76.5	2.38

1)	Non-performing loans of banks are defined as those loans are past due more than 90 days or those are placed on non-accrual status according to the guidelines of the FSC.
2)	Under the guidelines of the FSC, every securities brokerage company and credit card company shall classify its loans into five categories: “normal,” “precautionary,” “substandard,” “doubtful” and “estimated loss.” Under the Group’s internal measures, non-performing loans of Shinhan Investment, and Shinhan Card includes loans classified as “substandard,” “doubtful,” and “estimated loss.”

(2) Loan Loss Allowances & Write-offs for the period

(KRW billion)

		Sep. 30, 2011	Dec. 31, 2010
Shinhan Bank	Allowance for Possible Loan Losses	1,666.4	1,805.1
	Allowance for doubtful accounts on Acceptance and Guarantees	121.6	208.7
	Allowances for Losses Related to Unused Ceiling	81.4	85.8
	Other Allowances	189.9	111.8
	Allowances for Losses Related to Asset Restoration Obligation	21.3	20.3
	Allowances for Losses Related to Overdue Account	22.5	23.4
	Allowance for Valuation of Bonds	1.1	1.0
	Total	2,104.1	2,256.0
	Write-offs	584.9	709.8
Jeju Bank	Allowance for Possible Loan Losses	32.2	39.7
	Allowance for doubtful accounts on Acceptance and Guarantees	0.3	0.2
	Allowances for Losses Related to Unused Ceiling	1.3	1.7
	Other Allowances	0.6	—
	Allowance for Valuation of Bonds	—	—
	Total	34.4	41.6
	Write-offs	7.5	10.6
Shinhan Card	Allowance for Possible Loan Losses	706.6	703.8
	Allowance for reward on credit card use	24.0	25.2
	Allowances for Losses Related to Unused Ceiling	348.5	367.5
	Other Allowances	9.6	8.8
	Total	1,088.7	1,105.3
	Write-offs	319.8	494.4
Shinhan Investment Corp.	Allowance for Possible Loan Losses	119.2	151.3
	Other Allowances	25.6	25.3
	Total	144.8	176.6
	Write-offs	—	8.0
Shinhan Life Insurance	Allowance for Possible Loan Losses	26.9	28.5
	Total	26.9	28.5
	Write-offs	8.0	6.8
Shinhan Capital	Allowance for Possible Loan Losses	74.1	61.5
	Total	74.1	61.5
	Write-offs	36.6	27.8

Twenty Largest Exposures by Borrower

					(KRW billion)

As of Sep. 30, 2011 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Ministry of Strategy & Finance	—	—	8,363	—	—	8,363
Bank of Korea	1,000	—	5,472	0	—	6,472
Hyundai Heavy Industries Co., Ltd.	2	276	711	2,698	0	3,687
Industrial Bank of Korea	562	35	2,522	—	—	3,120
Korea Deposit Insurance Corporation	690	—	1,876	—	—	2,566
Korea Land & Housing Corporation	0	—	2,196	—	—	2,196
Korea Development Bank	19	—	2,122	—	—	2,140
Samsung Heavy Industries Co., LTd.	95	—	1	1,562	—	1,657
Korea Finance Corporation	—	—	1,647	—	—	1,647
Hana Bank	14	5	1,349	—	—	1,368
Woori Bank	61	126	1,159	—	—	1,346
National Agricultural Cooperative Federation	60	2	1,057	3	—	1,122
Hyundai Samho Heavy Industries Co., Ltd.	0	50	—	1,042	0	1,092
Songdo Cosmopolitan City Development Inc.	987	—	—	—	—	987
POSCO	22	62	861	29	—	974
Kookmin Bank	47	118	643	3	—	811
KEPCO	—	—	809	1	—	811
Hynix	0	388	322	90	0	801
SH Corporation	141	—	642	—	—	782
SC First Bank	4	—	756	—	—	760
Total	3,704	1,063	32,507	5,427	0	42,701

•	Some of the totals may not sum due to rounding

Exposure to Main Debtor Groups

					(KRW billion)

As of Sep. 30, 2011 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Hyundai Heavy Industries	103	451	785	4,306	0	5,645
Samsung	391	1,073	1,177	2,158	3	4,801
Hyundai Motors	1,018	1,081	676	429	0	3,205
SK	329	346	845	984	0	2,505
LG	1,497	456	211	225	0	2,390
POSCO	202	289	882	401	6	1,779
GS	307	298	259	562	0	1,426
LS	256	254	127	398	0	1,034
Lotte	444	36	345	139	0	964
Hanwha	465	163	112	72	0	813
Total	5,012	4,447	5,418	9,674	11	24,562

•	Some of the totals may not sum due to rounding

Loan Concentration by Industry

	(KRW billion)

As of Sep. 30, 2011 Consolidated basis	Total Exposures
	Amount	Weight (%)
Finance and Insurance	22,623	11.03
Manufacturing	33,193	16.19
Retail and wholesale	11,355	5.54
Real Estate, leasing and service	16,134	7.87
Construction	4,685	2.28
Hotel and leisure	3,408	1.66
Others	21,754	10.61
Consumers	91,894	44.82
Total	205,045	100.00

Top Twenty Non-Performing Loans

			(KRW billion)

Borrower	Industry	Gross Principal Outstanding	Allowance for Loan Losses
A	Real estate, leasing and service	130	9
B	Finance and insurance	51	0
C	Real estate, leasing and service	32	24
D	Manufacturing	25	5
E	Construction	20	0
F	Manufacturing	14	12
G	Arts, sports and leisure service	13	3
H	Manufacturing	13	2
I	Manufacturing	12	9
J	Transportation	12	1
K	Transportation	10	1
L	Arts, sports and leisure service	10	0
M	Real estate, leasing and service	9	0
N	Transportation	8	2
O	Transportation	8	2
P	Real estate, leasing and service	8	0
Q	Transportation	8	0
R	Manufacturing	7	2
S	Manufacturing	7	0
T	Real estate, leasing and service	7	0
Total		405	73

1)	Consolidated basis as of Sep. 30, 2011
2)	Non-Performing Loans are defined as loans past due longer than 90 days.

•	Some of the totals may not sum due to rounding

3. Independent Auditor

Audit Opinion for the last 3 years

	3Q 2011	FY 2010	FY 2009
Audit Opinion	-	Unqualified	Unqualified
*	For the third quarter of 2011, the independent accountant conducted a review for our financial statements instead of auditing them.

Compensation to the Independent Auditor for Audit and Review Services

The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements preparation.

Year	Auditor	Payment (KRW mil.)	Details	Working hours
3Q 2011	KPMG Samjong Accounting Corp.	487	Review/Audit of Financial Statements	5,100 hours

2010	KPMG Samjong Accounting Corp.	366	Review/Audit of Financial Statements	4,650 hours

2009	KPMG Samjong Accounting Corp.	355	Review/Audit of Financial Statements	4,595 hours

*	Payment for the three quarters of 2011 covers the full year of 2011.

4. Directors, Executive Officers and Employees

Directors and Executive Officers

1) Executive Directors

Name	Month and Year of Birth	Position	Service Term

Dong Woo Han	Nov. 1948	Chairman of Shinhan Financial Group Board Steering Committee Chair	3 years starting from March 23, 2011

2) Non-Executive Directors

Currently, 10 non-executive directors are in office, 9 of which are outside directors who are nominated by our Outside Director Recommendation Committee and appointed pursuant to the approval of general shareholders’ meeting on March 23, 2011.

Our non-executive directors are as follows:

Name	Month and Year of Birth	Outside Director	Sub-Committees	Service Term

Jin Won Suh	April 1951	X	-	1 years starting from March 23, 2011

Taeeun Kwon	January 1941	O	Audit Committee member	2 years starting from March 23, 2011

Kee Young Kim	October 1937	O	Risk Management Committee Chair Compensation Committee member	2 years starting from March 23, 2011

Seok Won Kim	April 1947	O	Compensation Committee Chair Audit Committee member	2 years starting from March 23, 2011

Hoon Namkoong	June 1947	O	Chairman of Board of Directors Board Steering Committee member Risk Management Committee member	2 years starting from March 23, 2011

Jaekun Yoo	August 1941	O	-	2 years starting from March 23, 2011

Ke Sop Yun	May 1945	O	Audit Committee Chair Board Steering Committee member	1 years starting from March 23, 2011

Jung Il Lee	August 1952	O	Board Steering Committee member	1 years starting from March 23, 2011

Haruki Hirakawa	November 1964	O	-	1 years starting from March 23, 2011

Philippe Aguignier	September 1957	O	Risk Management Committee member	1 years starting from March 23, 2011

3) Executive Officers

In addition to the executive directors, we currently have the following executive officers:

Name	Month and Year of Birth	Position	In charge of
Buhmsoo Choi	Aug. 1956	Deputy President	- Strategic Planning Team - Global Business Strategy Team - Shinhan FSB Research Institute

Jae-Gwang Soh	Aug. 1961	Executive Vice-President	- Synergy Management Team - Information & Technology Planning Team - Audit Team

Jung Kee Min	Mar. 1959	Executive Vice-President & Chief Financial Officer	- Finance Management Team - Investor Relations Team - Business Management Team

Dong Hwan Lee	Sept. 1959	Executive Vice-President	- Public Relations Team - CSR & Culture Management Team - General Affairs Team

Yee Yong Jo	Feb. 1957	Managing Director	- Compliance Team

Bo Hyuk Yim	Mar. 1961	Managing Director	- Risk Management Team

Stock Options

	(as of Oct. 31, 2011)

	No. of Granted Options (A)	No. of Exercised Options (B)	No. of Cancelled Options (C)	No. of Exercisable Options (D = A – B – C)	Exercise Price
Granted in 2005	2,620,331	1,635,639	251,300	733,392	28,006
Granted in 2006	3,206,173	690,737	480,300	2,035,136	38,829
Granted in 2007	1,231,169	0	205,313	1,025,856	54,560
Granted in 2008	805,174	0	185,396	619,778	49,053

Note	1) The weighted-average exercise price of outstanding exercisable options as of Oct. 31, 2011 is KRW 44,816.

2) The closing price of our common stock was KRW 44,650 on Oct. 31, 2011.

Employees

	(As of Sep. 30, 2011)

Gender	Number of Employees	Average length of Service	Total Salaries and wages paid in 2011 (KRW million)	Average Payment per person (KRW million)
Male	122	2 yrs	8,891	73
Female	26	3 yrs 2 mths	985	38

Total	148	2 yrs 1 mths	9,876	67

5. Major Shareholders and Market Price Information of our Common Shares and ADRs

Major Shareholders1) of Shinhan Financial Group as of Sep. 30, 2011

Name	No. of Common Shares owned	Ownership%
National Pension Service	33,612,522	7.09%
BNP Paribas Group	30,106,276	6.35%

1)	Shareholders who own beneficial ownership of 5% or more.

Share ownership of Employee Stock Ownership Association

Beginning Balance (Jan.1, 2011)	Increase	Decrease	Ending Balance (Sep. 30, 2011)	Ownership% (Sep. 30, 2011)
17,005,029	2,199,317	2,316,844	16,887,502	3.56%

Common Share Traded on the Korea Exchange

			(KRW, number of shares)

		Apr. 2011	May 2011	June 2011	July 2011	Aug. 2011	Sep. 2011
Price per share	High	52,500	52,400	51,300	52,900	50,800	43,800
	Low	46,250	47,200	48,350	49,250	42,200	36,150
	Avg.	48,740	49,168	50,110	51,362	45,586	40,763
Trading Volume		53,445,066	35,492,587	33,256,848	35,896,858	44,919,359	35,264,287
Highest Daily Trading Volume		6,867,957	2,717,663	3,350,287	8,453,913	4,499,948	2,742,072
Lowest Daily Trading Volume		1,172,616	896,756	856,464	858,287	951,613	975,661

American Depositary Shares traded on the New York Stock Exchange

						(USD, number of shares)

		Apr. 2011	May 2011	June 2011	July 2011	Aug. 2011	Sep. 2011
Price per share	High	97.02	97.40	95.95	101.33	95.66	81.70
	Low	85.29	87.07	89.41	92.04	77.32	61.77
	Avg.	89.41	91.11	92.86	96.86	83.97	71.44
Trading Volume		1,051,425	1,149,641	992,430	934,142	1,563,192	1,155,501
Highest Daily Trading Volume		209,097	137,183	90,671	94,089	139,207	137,235
Lowest Daily Trading Volume		13,368	16,587	18,769	22,815	21,376	19,585

*1 ADR = 2 Common Shares

6. Related Party Transactions

Loans to Subsidiaries

(As of Sep. 30, 2011, KRW billion)

Subsidiary	Loan Type	Origination Date	Maturity Date	Lending Rate	Beginning Balance (Jan. 1, 2011)	Decrease	Increase	Ending Balance (Sep. 30, 2011)
Shinhan Investment Corp.	Loans in KRW	2006-07-31	2012-01-31	5.64%	100	0	0	100
Shinhan Card	Loans in KRW	2007-11-27	2012-11-27	6.41%	100	0	0	100
	Loans in KRW	2007-12-18	2012-12-18	6.86%	50	0	0	50
	Loans in KRW	2008-02-21	2011-02-21	5.66%	150	150	0	0
	Loans in KRW	2008-03-12	2011-03-12	5.84%	200	200	0	0
	Loans in KRW	2008-06-27	2011-06-27	6.53%	200	200	0	0
	Loans in KRW	2008-07-31	2011-07-31	6.90%	100	100	0	0
	Loans in KRW	2010-10-29	2015-10-29	4.37%	100	0	0	100
	Loans in KRW	2011-01-28	2016-01-28	4.91%	0	0	100	100
	Loans in KRW	2011-02-24	2016-02-24	4.82%	0	0	250	250
	Loans in KRW	2011-05-17	2016-05-17	4.47%	0	0	100	100
Shinhan Capital	Loans in KRW	2006-09-26	2011-09-26	4.99%	50	50	0	0
	Loans in KRW	2007-03-23	2012-03-23	5.48%	50	0	0	50
	Loans in KRW	2007-06-08	2012-06-08	5.95%	50	0	0	50
	Loans in KRW	2008-01-23	2011-01-23	6.60%	50	50	0	0
	Loans in KRW	2008-01-23	2013-01-23	6.60%	50	0	0	50
	Loans in KRW	2008-03-12	2011-03-12	5.84%	50	50	0	0
	Loans in KRW	2008-07-31	2011-07-31	6.90%	50	50	0	0
	Loans in KRW	2010-09-28	2013-09-28	4.12%	100	0	0	100
	Loans in KRW	2011-01-28	2014-01-28	4.53%	0	0	50	50
	Loans in KRW	2011-04-29	2016-04-29	4.65%	0	0	100	100
	Loans in KRW	2011-05-17	2016-05-17	4.47%	0	0	50	50
Shinhan PE	Loans in KRW	2010-08-13	2011-08-12	3.64%	5	5	0	0
	Loans in KRW	2011-08-12	2012-08-10	4.09%	0	0	5	5

Total	—	—	—	—	1,455	855	655	1,255

Exhibit 99-1

Independent Accountant’s Review Report (Separate Financial Statements) of Shinhan Financial Group as of September 30, 2011

Exhibit 99-2

Independent Accountant’s Review Report (Consolidated Financial Statements) of Shinhan Financial Group as of September 30, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.

By /s/ Jung Kee Min
Name: Jung Kee Min
Title: Chief Financial Officer

Date: November 29, 2011